Exhibit 21.1

Subsidiaries of Forte Biosciences, Inc.*

Name of Subsidiary	Jurisdiction of Incorporation or Organization

Forte Subsidiary, Inc.	Delaware

Forte Biosciences Emerald Limited	Ireland

Forte Biosciences Australia Pty Ltd	Australia

* Inclusion on the list above is not an admission that any of the above entities, individually or in the aggregate, constitutes a significant subsidiary within the meaning of Rule 1-02(w) of Regulation S-X and Item 601(b)(21)(ii) of Regulation S-K.